# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Strategy Inc, CIK 0001050446
CUSIP: 594972408
Title of class of securities: Class A common stock, $0.001 par value per share
Address of issuer's principal executive offices: 1850 TOWERS CRESCENT PLAZA, TYSONS CORNER, Virginia (VA), 22182
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,778,408.5; sole dispositive power 0; shared dispositive power 16,778,408.5; aggregate amount beneficially owned 16,778,408.5 (6.3% of the class)
  Comment: The reported holding includes 2245.50 shares currently acquirable through convertible bonds held by Jane Street Capital, LLC. The outstanding shares includes (1) 267,468,426 shares as of September 30, 2025 as indicated in the 8K published on October 6, 2025; and (2) 2245.50 shares acquirable by Jane Street Capital, LLC through conversion of convertible bonds held, for a total of 267,470,671 shares outstanding.
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 163,481.5; sole dispositive power 0; shared dispositive power 163,481.5; aggregate amount beneficially owned 163,481.5 (0.1% of the class)
  Comment: The reported holding includes 2245.50 shares currently acquirable through convertible bonds held by Jane Street Capital, LLC. The outstanding shares includes (1) 267,468,426 shares as of September 30, 2025 as indicated in the 8K published on October 6, 2025; and (2) 2245.50 shares acquirable by Jane Street Capital, LLC through conversion of convertible bonds held, for a total of 267,470,671 shares outstanding.
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,610,200; sole dispositive power 0; shared dispositive power 16,610,200; aggregate amount beneficially owned 16,610,200 (6.2% of the class)
  Comment: The outstanding shares includes (1) 267,468,426 shares as of September 30, 2025 as indicated in the 8K published on October 6, 2025; and (2) 2245.50 shares acquirable by Jane Street Capital, LLC through conversion of convertible bonds held, for a total of 267,470,671 shares outstanding.
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,383; sole dispositive power 0; shared dispositive power 4,383; aggregate amount beneficially owned 4,383 (0% of the class)
  Comment: The outstanding shares includes (1) 267,468,426 shares as of September 30, 2025 as indicated in the 8K published on October 6, 2025; and (2) 2245.50 shares acquirable by Jane Street Capital, LLC through conversion of convertible bonds held, for a total of 267,470,671 shares outstanding.
- Jane Street Singapore Pte. Ltd: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 344; sole dispositive power 0; shared dispositive power 344; aggregate amount beneficially owned 344 (0% of the class)
  Comment: The outstanding shares includes (1) 267,468,426 shares as of September 30, 2025 as indicated in the 8K published on October 6, 2025; and (2) 2245.50 shares acquirable by Jane Street Capital, LLC through conversion of convertible bonds held, for a total of 267,470,671 shares outstanding.

## Item 1. Issuer
Name of issuer: Strategy Inc
Address of issuer's principal executive offices: 1850 TOWERS CRESCENT PLAZA, TYSONS CORNER, VIRGINIA, 22182.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC; Jane Street Capital, LLC;
Jane Street Options, LLC; Jane Street Global Trading, LLC;
Jane Street Singapore Pte. Ltd
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Singapore Pte. Ltd
4/F, Ocean Financial Centre 10 Collyer Quay
Singapore 049315
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 16778408.50
Percent of class: 6.3
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 16778408.50
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 16778408.50

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC - (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
Jane Street Options, LLC - (a) Broker or dealer registered under section 15 of the Act (15 U.S.C.78o);
Jane Street Global Trading, LLC - N/A;
Jane Street Singapore Pte. Ltd - N/A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/13/2025)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/13/2025)
- Jane Street Options, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/13/2025)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/13/2025)
- Jane Street Singapore Pte. Ltd: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/13/2025)